EXHIBIT 99.1

Qiao Xing Universal Telephone Inc. Expects Substantial Growth in Sales
From New Models of Fixed Line Telephones in 2003

Huizhou, China —April 29, 2003—Qiao Xing Universal Telephone Inc. (NASDAQ: XING), the second largest telephone manufacturer in China, today announced that its self-developed short-message phones, Internet phones and Wuxiantong phones are very well received in the market, and that it expects the sales of fixed line telephone sets in 2003 to grow by 30% over that of 2002.

“We have successfully captured the majority of the market share in provinces like Jiangsu, Gansu, Fujian, Jiangxi, Zhejiang, Xingjiang, Guangdong and Shandong in China and we are aggressively looking into developing the markets in S.E. Asia and North America.” Mr. Ruilin Wu, Chairman of the Company, said.

At present, there are approximately 210 million fixed line telephone users in China, and the number is growing at about 15 million per annum. As China continues to prosper, not only have telephones became a necessity, the demand for telephones with better functions is also increasing at all times. With the short messaging service to be available to all fixed line telephone users in the second half of 2003, there will be tremendous market potentials. The Company is the leader among the four largest suppliers of short message phones in China, and basically finds very little competition in the areas around Fujian, Gansu and Jiangsu, etc.

Internet phones are popular in that they are less expensive than computers and less prone to virus attacks, making them ideal for use especially in banks, government offices and information centers. Wuxiantong phones are most suitable for the remote rural areas, which make up a considerable part of land in China and where the laying of optical fiber would be inconvenient and costly. Utilizing the GSM mobile network enables the Wuxiantong phones to have the mobility like ordinary mobile phones but at a lower cost and with a better reception than the smart phones. The Company has entered into agreements with China Telecom, China Unicom, China Netcom and China Railcom to supply these telecom operators with such communication terminal products and technology transfer platform.

“With our research and development capability, we reacted swiftly to the changes in market demand developed fixed line telephones with such special functions to satisfy our customers. We are ahead of our competitors in terms of technology and pricing of our products and also our after sale service. In fact, we’ve also seen increasing business generated in the transferring of CPU and software technology regarding such products. What’s more, we are supplying about 10% of all memory chips and 50% of CPU to the manufacturers of public pay-phones in China.” Mr. Wu added.

The Company distributes its products through its branch offices and independent distributors. At present, there are over 3,500 outlets selling its products all over China. In March 2003, the Company has further strengthened its marketing team with the recruitment of about 200 university graduates as sales personnel.

“The key to our success is our ability to read the market, understand the customers’ needs, come up with the right products through our strong R +D team and then distribute such products to the market with our well established network. The higher margin from these new lines of products would bring about very positive impact to our bottom line.” Mr. Wu concluded.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 4 models in 2001, while a sale of 3.5 million pieces has been targeted for 2003. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source

Qiao Xing Universal Telephone Inc.

Contacts

Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86752-2820268

Stanford Capital International Ltd.
km@stock-update.com
852-25980281